Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-179021

September 24, 2014

$625,000,000  4.50% Senior Notes due 2024 (the “2024 Notes”)
$625,000,000  5.75% Senior Notes due 2044 (the “2044 Notes”)

This term sheet relates only to the notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated September 24, 2014 (including the documents incorporated by reference therein and the accompanying prospectus dated January 13, 2012) relating to the offering before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith.

Issuer:	Ensco plc

Expected Ratings*:	Baa1 / BBB+ (Moody’s / S&P)

Trade Date:	September 24, 2014

Expected Settlement Date:	September 29, 2014 (T+3)

Security Type:	Senior unsecured notes

Offering Format:	SEC registered

	2024 Notes	2044 Notes

Principal Amount:	$625,000,000	$625,000,000

Maturity Date:	October 1, 2024	October 1, 2044

Coupon:	4.50%	5.75%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2015	April 1 and October 1, commencing April 1, 2015

Interest Record Dates:	March 15 and September 15	March 15 and September 15

Benchmark US Treasury:	2.375% due August 15, 2024	3.375% due May 15, 2044

Benchmark US Treasury Price:	98-10+	101-24+

Benchmark US Treasury Yield:	2.567%	3.281%

Spread to Benchmark US Treasury:	+ 195 basis points	+ 250 basis points

Reoffer Yield:	4.517%	5.781%

Public Offering Price:	99.864%	99.560%

Redemption Provisions:

Make-Whole Call:	Treasury Rate plus 30 basis points prior to July 1, 2024	Treasury Rate plus 40 basis points prior to Apri1 1, 2044

Par Call:	On or after July 1, 2024	On or after April 1, 2044

CUSIP/ISIN:	29358Q AC3 / US29358QAC33	29358Q AD1 / US29358QAD16

Denominations:	Minimum of $2,000 and integral multiples of $1,000 in excess of $2,000

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

DNB Markets, Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Standard Chartered Bank Morgan Stanley & Co. LLC ANZ Securities, Inc. Credit Suisse Securities (USA) LLC

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 or by calling Deutsche Bank Securities Inc. at 1-800-503-4611.